December 15, 2015

Via Edgar

Mr. Larry Spirgel

Ms. Celeste Murphy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Response Dated December 4, 2015
File No. 001-13718

Dear Mr. Spirgel and Ms. Murphy:

Set forth below is the response of MDC Partners Inc. (the “Company”) to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff,” “Commission,” or “SEC”), which was set forth in your letter dated December 4, 2015 (the “December 4th Letter”) regarding the Company’s above-referenced filing.

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Goodwill and Indefinite-Lived Intangible, pages 50-51

  We note your response to comment 4. However, we continue to question why it is appropriate to use the same discount rate for all of your reporting units. It is unclear why a market participant would utilize an expected rate of return or WACC, “which is used in combination with the other reporting units included within the partner firm network”, instead of a rate applicable to a reporting unit on stand-alone basis. Please advise and explain to us why an investor would not assign different risk premiums to each of your reporting units.

For its goodwill impairment testing, the Company uses a discounted cash flow (“DCF”) method to estimate the fair value of each reporting unit on a stand-alone basis.

In applying the DCF method, the Company does not adjust for risk specific to each reporting unit in the discount rate; rather, the Company adjusts for risk in the estimates of future cash flows of each reporting unit. As previously noted, the estimates of future cash flows of each reporting unit are developed using assumptions that produce estimates that incorporate a spectrum of possible cash flows of each reporting unit from a market participant perspective. The Company discounts its risk-adjusted estimates of future cash flows by a market rate.

The market rate is represented by a weighted average cost of capital (“WACC”) that is benchmarked against the average returns on debt and equity of comparable peer companies (market participant investors). In the Company’s judgment, this WACC is commensurate with the risk inherent in the risk-adjusted estimates of future cash flows of each reporting unit and represents the rate of return that would be required by a market participant investor in each reporting unit. The Company believes it is appropriate to use this WACC to estimate the fair value of each reporting unit.

The Company recognizes that there are some differences between and among the reporting units (for example, with respect to size) that may not be fully captured in its risk-adjusted estimates of future cash flows. It is possible that these differences could cause a market participant investor to demand a higher rate of return for some reporting units than for others (i.e., assign a different risk premium to some reporting units). This, however, is a judgment that would enter into the assumptions market participant investors would make. In the Company’s judgment, differences between and among the reporting units would not necessarily cause a market participant investor to demand a higher rate of return for any of the reporting units. Considerations in that regard are discussed below.

The subsidiary partner firms included in the Company’s reporting units operate in the same industry (i.e., the marketing/advertising industry), provide a range of marketing/advertising services, serve similar clients in similar industries (and, in some cases, the same clients), and are used in combination with each other to both market and provide these services. Further, the main economic components of each subsidiary partner firm are essentially the same. Therefore, the substantive risks facing individual subsidiary partner firms extend across the partner firm network.

Even if differences between and among the reporting units would have caused a market participant investor to demand a higher rate of return for some of the reporting units than for others (i.e., assign a different risk premium to some reporting units), the Company’s sensitivity analysis (updated to consider the impact of a 3% increase in the WACC) shows that this would not have changed the results of its goodwill impairment testing. For each reporting unit for which the Company calculated fair value using a DCF method, the fair value of each reporting unit would have remained in excess of its carrying amount and passed Step 1 of the goodwill impairment test.

As previously noted, the Company’s goodwill accounting policies and procedures require assessments of the discount rate and other assumptions used in the DCF method as well as a sensitivity analysis to assess the effect of a change in the assumptions on the fair value of each reporting unit. In performing these assessments, the Company will assess for changes in the risk profile of each reporting unit and assess the elements of its discount rate(s) in the context of the risk profile of each reporting unit.

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Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant
Robert S. Littlepage, Accounting Branch Chief
William Mastrianna, Attorney-Advisor
Securities and Exchange Commission
Scott Kauffman, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Christine LaPlaca, SVP Accounting and Financial Reporting
Members of the Audit Committee of Board of Directors of MDC Partners Inc.
Paul Curnin and Cheryl Scarboro (Simpson Thacher & Bartlett LLP)
Robert Trinchetto, BDO USA, LLP

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